Exhibit 99.3

TRANSLATION

(Company Code: 2158)

July 2, 2018

To our shareholders

2-12-23, Konan, Minato-ku, Tokyo

FRONTEO, Inc.

Masahiro Morimoto, Chief Executive Officer

CONVOCATION NOTICE OF THE ADJOURNED MEETING OF THE 15th GENERAL MEETING OF SHAREHOLDERS

FRONTEO, Inc. (the “Company”) would like to extend its deepest appreciation for the support of its shareholders.

The Company is deeply grateful for the attendance of shareholders at the 15th General Meeting of Shareholders held on June 30, 2018, and their acceptance of the proposal for the Adjourned Meeting.

You are cordially invited to attend the Adjourned Meeting of the 15th General Meeting of Shareholders (the “Adjourned Meeting”) of FRONTEO, Inc.

Please note that the Adjourned Meeting will form an integral part of the 15th General Meeting held on June 30, 2018, and as such, the shareholders attending the Adjourned Meeting will be those who are entitled to exercise voting rights at the 15th General Meeting.

1.	Date/Time	July 11, 2018 (Wednesday), 10:00 a.m.
2.	Venue

Banquet Hall [Gold 19]
Shinagawa Prince Hotel, Main Tower,19th Floor
4-10-30 Takanawa, Minato-ku, Tokyo
(Please refer to the map and directions at the end of the document.)
Please note that the venue is different from that of the 15th General Meeting of Shareholders held on June 30, 2018.

3.	Meeting agenda

Items to be reported:
1.

Details of the Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2018.

	2.	Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2018.

For those attending the meeting, please submit the enclosed Attendance Form at the reception desk on arrival at the meeting.

If the Business Report, Nonconsolidated Financial Statements, and Consolidated Financial Statements, are revised, the revisions shall be posted on the Company’s website (http://www.fronteo.com/).

(Documents submitted)

Business Report
( From April 1, 2017 to March 31, 2018)

1.         Current Condition of the Corporate Group

(1)             Business conditions during the fiscal year ended March 31, 2018

1)        Progress and results of operations

The Company and its consolidated subsidiaries (the “Group”) operate under a mission of “Being a Bright Value Creator—providing ways to unearth risks and opportunities buried deep within the data to bring fairness into an information driven society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (“AI”)-based search engine called KIBIT, to create an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare, and nursing.

In the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018), the outlook of the world economy remained unclear due to persistent uncertainties in the world economy and heightened geopolitical risk, despite many stabilization efforts led by developed countries that are now in process. The Japanese economy remained in a moderate recovery in general due to the high-level of corporate profits and improvement in the level of employment. In June 2017, the Cabinet approved the Future Strategy 2017, a strategy to realize “Society 5.0.” The strategy identifies a full-fledged implementation of the revolutionary Internet of Things and AI technologies in society and the business sector as the key elements to reach Japan’s mid- and long-term growth ambitions. Japan is faced with social challenges, such as a decrease in the productive-age population, elimination of working long hours, and streamlining operational processes. As solutions to these challenges, the adoption and effectiveness of AI are regularly mentioned in the media. The AI market is growing and expanding rapidly and its influence is far-reaching. Given the situation, the Group focused on exploiting the potential of the AI market by leveraging the experience and expertise accumulated as a front runner in the introduction of AI into the business sector, ahead of many industry peers.

In the Legal Tech business(*1), the eDiscovery market (contracts with companies in Asia) has been expanding at 15% annually. This is primarily driven by a sharp increase in the volume of electronically stored information of companies subject to the discovery process, while the pressure for lower unit prices grows stronger each year. In the coming years, the market could evolve and shift in favor of vendors with their own eDiscovery tools. During the fiscal year ended March 31, 2018, the Group worked on creating a cross-border operating platform as a top priority to win projects from companies in Asia, through practical application of its proprietary eDiscovery support system “Lit i View” to the fullest extent, leveraging the processing capability for Asian language eDiscovery, efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the whole eDiscovery process for its customers. As a result of these increased marketing measures, the Group began to see the effects and positive results from

1  From the fiscal year ended March 31, 2018, names of reportable segments have been changed as follows: the Legal business to the Legal Tech business and the AI business to the AI Solution business.

the three-month period ended December 31, 2017, with strong sales performances from bases in South Korea and Taiwan during the second half of the fiscal year ended March 31, 2018. In addition, as a result of the structural reforms in the U.S. subsidiary (through project management and cost-cutting measures) commenced in the three-month period ended September 30, 2017, with stronger leadership by the Company, the U.S. subsidiary recorded operating profits in the fourth quarter of the fiscal year ended March 31, 2018, and the Legal Tech business as a whole returned to profitability.

In the AI Solution business(*2), strong performances continued in Japan in the fields of business intelligence, healthcare, and digital communications, while sales increased following the launch of KIBIT-equipped products at overseas bases, such as in South Korea and Taiwan. As a result, the number of companies that have implemented KIBIT products increased to 78 in the AI Solution business, which employs a stock business model, and net sales in the overall AI Solution business for the fiscal year ended March 31, 2018 increased significantly by 2.9 times year-on-year and recorded operating profits in the third and fourth quarters of the fiscal year ended March 31, 2018.

The business intelligence field is the driving force of the AI Solution business segment. In addition to an ongoing steady increase in new uses at financial institutions, KIBIT is being introduced to existing users on a broader front for problem-solving in multiple new fields on top of the initially planned applications.

In the healthcare field, a new CEO joined a subsidiary of the Company, FRONTEO Healthcare Inc. (“FRONTEO Healthcare”), in May 2017 and under her leadership, progress was made in the establishment and strengthening of a one-stop system from idea-driven research and development through analysis and marketing with evidence-based concepts. FRONTEO Healthcare won contracts for operational improvement consulting services from the pharmaceutical sector, and made progress in medium- to long-term projects developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Majors using Computational Psychiatry Technology. Another significant achievement for the Group during the fiscal year ended March 31, 2018 was the development of the Group’s second proprietary AI-based search engine called “Concept Encoder.” This technology allows users to analyze numerical data, such as gene expression, vital signs, and laboratory test values, in addition to language information, and promotes the use of big data in the healthcare sector. The new technology has already been utilized in a broad spectrum of data analyses in the medical field of diagnosis support, healthcare operation support, and pharmaceutical industry support.  The Group will continue to address diversifying needs presented in the healthcare sector in the fiscal year ending March 31, 2019, and thereafter.

In the digital communications field, in addition to exploring areas of application for KIBIT in the Business to Business to Consumer (BtoBtoC) business model, the Group developed a new Kibiro AI-equipped robot and launched a new package as “Kibiro for Biz” with many additional functions to meet corporate customers’ needs. In addition, the Group improved the Kibiro robot for the individual customer model by equipping it with the “watching over” function, which received attention in the media, generating deeper product awareness in the market.

2  From the fiscal year ended March 31, 2018, names of reportable segments have been changed as follows: the Legal business to the Legal Tech business and the AI business to the AI Solution business.

As a result of these activities, the Group reported record high net sales of 12,217,770 thousand yen (a 9.0% increase year-on-year) and operating income of 177,715 thousand yen (operating loss of 1,206,662 thousand yen in the fiscal year ended March 31, 2017); however, foreign exchange loss of 207,622 thousand yen resulted in a recording of ordinary loss of 16,572 thousand yen (ordinary loss of 1,254,944 thousand yen in the fiscal year ended March 31, 2017) in the fiscal year ended March 31, 2018. The Group recorded net loss attributable to owners of the parent of 828,124 thousand yen (net loss attributable to owners of the parent of 948,067 thousand yen in the fiscal year ended March 31, 2017), due to the effects of 781,372 thousand yen of restructuring expenses temporarily incurred in structural reforms in the U.S. subsidiary and 73,160 thousand yen of impairment losses recorded in the AI Solution business, which were recorded as extraordinary losses. Despite the above, the Group’s financial results are now on a solid recovery, boosted by effects of profit-focused structural reforms implemented in the Legal Tech business and reinforcement of the cross-border operating platform in the legal business. The Legal Tech and AI Solution businesses are expected to enter into the growth and sustainable prosperity phase in the fiscal year ending March 31, 2019.

The following table shows net sales by segment.

Segment			Net sales (Thousand yen)
Legal Tech business	eDiscovery service	Review	3,149,787
		Collection and process	2,911,634
		Hosting	4,853,839
		Subtotal	10,915,261
	Forensic service	Forensic service	391,821
Total net sales of the Legal Tech business			11,307,082
AI Solution business		Business intelligence	553,711
		Digital communications	66,391
		Healthcare	132,967
		AI Solution-overseas	157,617
Total net sales of the AI Solution business			910,687
Total			12,217,770

(Legal Tech business)

Net sales of the Legal Tech business were 11,307,082 thousand yen, an increase of 3.8% from the previous year, and operating income was 491,630 thousand yen (operating loss of 491,543 thousand yen in the fiscal year ended March 31, 2017) due to winning major contracts in South Korea and Taiwan, as well as the effects of the establishment of the cross-border operating platform.

(AI Solution business)

Net sales from the AI Solution business were 910,687 thousand yen, an increase of 193.1% from the previous year due to robust performance in Japan for solutions to the financial institutions in the business intelligence field and contributions to AI Solution business-related sales from overseas bases, such as sales of KIBIT-equipped products in South Korea. However, new business related costs of 1,224,603 thousand yen for new products development, sales, and marketing activities led to an operating loss of 313,915 thousand yen (an operating loss of 715,118 thousand yen in the fiscal year ended March 31, 2017).

2)             Capital expenditures

Capital expenditures for the fiscal year ended March 31, 2018, mainly consisted of the following:

Name of company	Details	Investment amount (Thousand yen)	Launch month
FRONTEO, Inc.	Lit i View version 7.14	41,076	September 2017
FRONTEO, Inc.	Lit i View version 7.14SP1	12,783	November 2017
FRONTEO, Inc.	Lit i View version 7.15	22,240	March 2018
FRONTEO, Inc.	NetApp Storage DS2246-R5	19,512	April 2017

3)        Financing

The Company borrowed 1 million yen on January 22, 2018, based on a revolving credit facility agreement with financial institutions which was effective January 17, 2018.

In December 2017, the Company raised 500 million yen for the structural reforms in FRONTEO USA, Inc.

(2)             Assets and profit

1)        Assets and profit (loss) of the Group

	12th Term	13th Term	14th Term	15th Term
	(Year ended March 31, 2015)	(Year ended March 31, 2016)	(Year ended March 31, 2017)	(Year ended March 31, 2018)
Net sales (Thousand yen)	6,274,460	10,553,007	11,207,730	12,217,770
Net income (loss) attributable to owners of the parent (Thousand yen)	260,310	(194,529)	(948,067)	(828,124)
Net income (loss) per share (yen)	7.45	(5.47)	(26.07)	(21.79)
Total assets (Thousand yen)	7,641,666	12,916,100	16,158,872	14,578,787
Net assets (Thousand yen)	5,220,772	4,657,450	5,018,678	4,353,601
Net assets per share (yen)	140.78	122.10	125.99	106.45

(Note)                         In the 14th Term, the provisional accounting treatment for the business combination that took place in the 13th Term was finalized and related adjustments are now reflected in the consolidated financial statements as of and for the year ended March 31, 2016, accordingly.

2)        Assets and profit (loss) of the Company

	12th Term	13th Term	14th Term	15th Term
	(Year ended March 31, 2015)	(Year ended March 31, 2016)	(Year ended March 31, 2017)	(Year ended March 31, 2018)
Net sales (Thousand yen)	3,718,931	4,560,299	4,415,836	4,664,406
Net income (Thousand yen)	316,933	74,432	2,929	288,878
Net income per share (yen)	9.07	2.09	0.08	7.60
Total assets (Thousand yen)	7,377,724	11,896,038	15,888,059	16,955,474
Net assets (Thousand yen)	5,032,824	5,187,455	6,548,327	7,187,629
Net assets per share (yen)	135.86	137.47	167.18	182.01

(3)             Significant subsidiaries

Name of company	Location	Capital stock	Percentage of ownership	Main business
FRONTEO USA, Inc.	USA	100,000 U.S. dollars	100.00%	eDiscovery-related services
Payment Card Forensics, Inc.	Japan	10,000 thousand yen	60.00%	Card forensics investigation services
FRONTEO Korea, Inc.	Korea	700,000 thousand South Korean won	100.00%	eDiscovery-related services
FRONTEO Taiwan, Inc.	Taiwan	19,000 thousand Taiwan dollars	100.00%	eDiscovery-related services
FRONTEO Government Services, Inc.	USA	—	100.00%	eDiscovery-related services
FRONTEO Healthcare, Inc.	Japan	537,000 thousand yen	99.81%	Medical field information analyzing services
FRONTEO Communications, Inc.	Japan	10,000 thousand yen	100.00%	Digital marketing services

(Note)                         An absorption-type merger was conducted on May 8, 2018, in which the Company was the surviving company and FRONTEO Communications, Inc. was the dissolved company.

(4)             Tasks to be undertaken by management

The Group has the following key tasks:

1)        Reinforcement of the AI Solution business structure

The AI Solution business successfully recorded a profit for the third quarter of the fiscal year ended March 31, 2018, and has been steadily growing to be profitable. The Group will strive to meet further increasing demand by increasing partner companies to boost sales, reinforce development capabilities, and strengthen consulting knowledge by recruiting personnel with expertise in each business field.

2)        Building a strong cross-border operational structure that enables the Group to win large projects in Asia continuously in the Legal Tech business

The Legal Tech business has achieved sustainable profitability to meet fluctuating demand in the eDiscovery market as a result of the structural reforms in the U.S. subsidiary in the fiscal year ended March 31, 2018. In addition, the Group has established an operational structure that can accurately capture circumstances of each country and customer needs to facilitate prompt decision-making, which enabled the Group to win large projects in Asia. The Group aims to build a strong cross-border operational structure that enables the Group to win large projects in Asia continuously while the competition among vendors intensifies.

The eDiscovery industry faces challenges with respect to the rapidly increasing volume of data for analysis; however, the Group will address this challenge by fully optimizing each operational process with its technologies, namely expanding the utilization fields of AI, which is the Group’s strength, and advancing current AI technologies.

3)        Challenges to enhance management structure

The Group recognizes that improvement and enhancement of its organizational and internal management structure along with the expansion of its business are critical to continuing to build its reputation with a company listed both on Japan and U.S. stock exchanges. Thus, the Group will strive to establish and strengthen its advanced management structure through continuing to enhance the effectiveness of internal control systems, improving management efficiency, and optimizing the Group’s resources.

(5)             Major businesses (As of March 31, 2018)

The Group is composed of the Company and nine consolidated subsidiaries, and it engages in the Legal Tech and AI Solution businesses.

Business		Major products or services
Legal Tech business	eDiscovery service	Discovery (evidence discovery) support service Special audit support service/software FRONTEO Legal Cloud service Evidence discovery support software “Lit i View”
Forensic service

Compliance support
Support for building compliance systems
Investigation service
Hardware for electronic evidence retention
Analysis software
Sales of self-developed software
Maintenance of forensic tools
Forensic investigator training course

AI Solution business		Self-developed software sales Information analysis support in business intelligence, digital communication, healthcare, and AI Solution-overseas fields

(6)             Principal offices (As of March 31, 2018)

1)        The Company

Headquarters	Minato-ku, Tokyo
Nagoya Branch	Atsuta-ku, Nagoya, Aichi

2)        Major Subsidiaries

Please refer to “(3) Significant subsidiaries” for major subsidiaries and their locations.

(7)             Employees (As of March 31, 2018)

1)        Employees of the Group

Number of employees	Change from the end of the previous fiscal year
362 (4)	Decreased by 124 (increased by 3)

(Note)        The number of full-time employees. The yearly average number of part-time and non-regular staff (excluding temporary staff) is shown in parentheses.

2)        Employees of the Company

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
162 (1)	Increased by 17 (unchanged)	37.2	3.0

(Note)        The number of full-time employees. The yearly average number of part-time and non-regular staff (excluding temporary staff) is shown in parentheses.

(8)             Major borrowings (As of March 31, 2018)

(Thousands of yen)

Financial institutions	Balance of borrowings
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,548,249
Sumitomo Mitsui Banking Corporation	1,981,935
The Bank of Yokohama, Ltd.	327,179
Resona Bank, Ltd.	163,589
The Chiba Bank, Ltd.	149,143
The Hokuriku Bank, Ltd.	100,000
The Hyakujushi Bank, Ltd.	90,000
Mizuho Bank, Ltd.	86,666
Nippon Life Insurance Company	58,500

(9)             Other significant matters concerning the Group

The Group is experiencing events or circumstances which give rise to a going concern issue due to the fact that the Group has recorded a consolidated ordinary loss for the fiscal year ended March 31, 2018, which is the second consecutive year in which a consolidated ordinary loss was recorded, leading to a violation of financial covenants included in certain of the Group’s loan agreements.

However, as the Group maintains periodic constructive discussions with the main financing banks with which it has a close relationship, the Group believes that these banks will continue to provide support.

In the Legal Tech business, the Group expects that the measures taken during the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Group aims to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growing existing areas, such as finance and intellectual property. In the healthcare field, the Group will continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on winning joint research and/or contracted development projects. Through these measures, the Group will strive for the earliest resolution to address its current circumstances in order to continue to grow its businesses and improve its operating results and financial position.

Accordingly, the Group concluded that significant uncertainty as to a going concern does not exist.

2.         Company information

(1)             Stock information (As of March 31, 2018)

1) Total number of authorized shares:	72,000,000
2) Number of issued shares:	38,029,862
3) Number of shareholders:	17,933
4) Major shareholders (Top 10)

Names of shareholders	Number of shares	Percentage of shares (%)
Masahiro Morimoto	6,920,400	18.19
Focus Systems Corporation	2,984,720	7.84
Naritomo Ikeue	2,722,800	7.15
The Bank of New York Mellon	1,722,400	4.52
Japan Trustee Services Bank, Ltd. (Trust Account)	991,500	2.60
The Bank of New York	619,700	1.62
The Dai-Ichi Life Insurance Company, Ltd.	545,900	1.43
The Master Trust Bank of Japan, Ltd. (Trust Account)	527,300	1.38
MSIP Client Securities	508,701	1.33
Tadahiro Kanbayashi	429,800	1.13

(Note) 1. Percentage of shares is calculated excluding treasury stock (630 shares).

(Note) 2.           BlackRock Japan Co., Ltd., and its joint holders Blackrock (Luxembourg) S.A. and Blackrock International Limited, are reported as major holders of the Company’s shares as of March 30, 2018, in the Statements of Large-Volume Holdings, which was made public on April 5, 2018. They are, however, not included in the above list of shareholders as the Company has not been able to confirm their actual number of shares held as of March 31, 2018. Their holdings as shown in the Statements of Large-Volume Holdings report is as follows:

Company names	Addresses	Number of shares (in thousands)	Percentage of shares (%)
BlackRock Japan Co., Ltd	1-8-3 Marunouchi, Chiyoda-ku, Tokyo, Japan	327,300	0.86
Blackrock (Luxembourg) S.A.	35A Avenue John F. Kennedy L-1855 Luxembourg	1,722,400	4.53
Blackrock International Limited	Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL United Kingdom	298,800	0.79

(2)             Subscription rights to shares

1)        Subscription rights to shares issued to the Company’s executives as remuneration for performance of their duties (As of March 31, 2018)

	Name of subscription rights	The sixth subscription rights to shares
	Resolution date for issuance	June 1, 2012
	Number of subscription rights		400
	Class and number of shares for subscription rights	Common stock of the Company	40,000
		(100 shares for every subscription right to shares)
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares	80,960 yen
		(Value per share	810 yen)
	Exercise period	From June 22, 2015 to June 21, 2018
	Conditions for exercise	(Note 1)
Subscription rights held by executives (Note 2)	Outside directors	Number of subscription rights	200
		Number of shares for subscription rights	20,000
		Number of holders	2
	Audit and Supervisory Board Members	Number of subscription rights	200
		Number of shares for subscription rights	20,000
		Number of holders	2

(Note) 1. 1)           A person to whom the subscription rights to shares have been allotted (hereinafter referred to as “holder”) must be a director, Audit and Supervisory Board Member, corporate officer, or employee of the Company or its subsidiaries (including collaborators for the sixth subscription rights to shares) when exercising the rights unless the holder is no longer in such a position because he or she has retired at the end of his or her term or reached retirement age, received notification of compulsory redundancy, or for some other valid reason.

2)        Inheritance of subscription rights to shares is not permitted.

3)        Partial exercise of subscription rights to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

(Note) 2. This is not applicable to directors (except for outside directors).

Name of subscription rights		The 17th subscription rights to shares
Resolution date for issuance		June 14, 2017
Number of subscription rights			1,702
Class and number of shares for subscription rights		Common stock of the Company	170,200
		(100 shares for every subscription right to shares)
Issue price of subscription rights		Value per subscription right to shares	4,200 yen
		(Value per share	42 yen)
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares	73,100 yen
		(Value per share	731 yen)
Exercise period		From July 1, 2019 to July 6, 2022
Conditions for exercise		(Note 3)
Subscription rights held by executives	Directors	Number of subscription rights	1,702
		Number of shares for subscription rights	170,200
		Number of holders	3

(Note) 3. 1)           The holders described above may exercise the subscription right for the number of shares held in accordance with the percentage stated in (a) or (b) below (“exercisable percentage”), when the cumulative amount of operating profit in the consolidated statement of income (the statement of income if the consolidated statement of income is not prepared) in the Securities Reports from the fiscal year ended March 31, 2018, through the fiscal year ending March 31, 2019, fulfills the condition stated in (a) or (b) below. Fractions less than one subscription right to shares are rounded down. When the concepts of the referencing items change significantly by the application of International Financial Reporting Standards, for example, new referencing indexes will be determined by the Board of Directors.

(a)  Operating profit exceeding 800 million yen: exercisable percentage is 50%.

(b)  Operating profit exceeding 1,000 million yen: exercisable percentage is 100%.

2)        In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least two years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

3)        Exercise of subscription rights to shares by heirs of holders is not permitted.

4)        Subscription rights cannot be exercised when exercising the rights would result in the total number of issued and outstanding shares exceeding the number of authorized shares by the Company.

5)        Exercise of less than one subscription right to shares is not permitted.

Name of subscription rights		The 20th subscription rights to shares
Resolution date for issuance		December 22, 2017
Number of subscription rights			600
Class and number of shares for subscription rights		Common stock of the Company	60,000
		(100 shares for every subscription right to shares)
Issue price of subscription rights		Issued without consideration
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares	70,600 yen
		(Value per share	706 yen)
Exercise period		From December 26, 2020 to December 25, 2023
Conditions for exercise		(Note 4)
Subscription rights held by executives	Directors	Number of subscription rights	600
		Number of shares for subscription rights	60,000
		Number of holders	3

(Note) 4. 1)           In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)        Inheritance of subscription rights to shares is not permitted.

3)        Exercise of less than one subscription right to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

2)   Issuance of subscription rights to shares to the Company’s employees and the subsidiaries’ executives and employees as remuneration for performance of their duties for the year ended March 31, 2018

	Name of subscription rights	The 16th subscription rights to shares
	Resolution date for issuance	April 20, 2017
	Number of subscription rights		1,050
	Class and number of shares for subscription rights	Common stock of the Company	105,000
		(100 shares for every subscription right to shares)
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares	77,400 yen
		(Value per share	774 yen)
	Exercise period	From April 22, 2020 to April 21, 2023
	Conditions for exercise	(Note 1)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	450
		Number of shares for subscription rights	45,000
		Number of holders	3
	Officers and employees of the subsidiaries	Number of subscription rights	600
		Number of shares for subscription rights	60,000
		Number of holders	3

(Note) 1. 1)           In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reason recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)        Inheritance of subscription rights to shares is not permitted.

3)        Exercise of less than one subscription right to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

	Name of subscription rights	The 17th subscription rights to shares
	Resolution date for issuance	June 14, 2017
	Number of subscription rights		5,808
	Class and number of shares for subscription rights	Common stock of the Company	580,800
		(100 shares for every subscription right to shares)
	Issue price of subscription rights	Value per subscription right to shares	4,200 yen
		(Value per share	42 yen)
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares	73,100 yen
		(Value per share	731 yen)
	Exercise period	From July 1, 2019 to July 6, 2022
	Conditions for exercise	(Note 2)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	1,188
		Number of shares for subscription rights	118,800
		Number of holders	22
	Officers and employees of the subsidiaries	Number of subscription rights	4,620
		Number of shares for subscription rights	462,000
		Number of holders	14

(Note) 2. 1)           The holders described above may exercise the subscription right for the number of shares held in accordance with the percentage stated in (a) or (b) below (“exercisable percentage”), when the cumulative amount of operating profit in the consolidated statement of income (the statement of income if the consolidated statement of income is not prepared) in the Securities Reports from the fiscal year ended March 31, 2018, through the fiscal year ending March 31, 2019, fulfills the condition stated in (a) or (b) below. Fractions less than one subscription right to shares are rounded down. When the concepts of the referencing items change significantly by the application of International Financial Reporting Standards, for example, new referencing indexes will be determined by the Board of Directors.

(a)              Operating profit exceeding 800 million yen: exercisable percentage is 50%.

(b)              Operating profit exceeding 1,000 million yen: exercisable percentage is 100%.

2)        In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least two years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

3)        Exercise of subscription rights to shares by heirs of holders is not permitted.

4)        Subscription rights cannot be exercised when exercising the rights would result in the total number of issued and outstanding shares exceeding the number of authorized shares by the Company.

5)        Exercise of less than one subscription right to shares is not permitted.

	Name of subscription rights	The 18th subscription rights to shares
	Resolution date for issuance	June 22, 2017
	Number of subscription rights		700
	Class and number of shares for subscription rights	Common stock of the Company	70,000
		(100 shares for every subscription right to shares)
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares	76,300 yen
		(Value per share	763 yen)
	Exercise period	From June 24, 2020 to June 23, 2023
	Conditions for exercise	(Note 3)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	350
		Number of shares for subscription rights	35,000
		Number of holders	24
	Officers and employees of the subsidiaries	Number of subscription rights	350
		Number of shares for subscription rights	35,000
		Number of holders	15

(Note) 3. 1)           In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)        Inheritance of subscription rights to shares is not permitted.

3)        Exercise of less than one subscription right to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

	Name of subscription rights	The 20th subscription rights to shares
	Resolution date for issuance	December 22, 2017
	Number of subscription rights		850
	Class and number of shares for subscription rights	Common stock of the Company	85,000
		(100 shares for every subscription right to shares)
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares	70,600 yen
		(Value per share	706 yen)
	Exercise period	From December 26, 2020 to December 25, 2023
	Conditions for exercise	(Note 4)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	700
		Number of shares for subscription rights	70,000
		Number of holders	4
	Officers and employees of the subsidiaries	Number of subscription rights	150
		Number of shares for subscription rights	15,000
		Number of holders	1

(Note) 4. 1)           In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)        Inheritance of subscription rights to shares is not permitted.

3)        Exercise of less than one subscription right to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

Name of subscription rights		The 21st subscription rights to shares
Resolution date for issuance		March 26, 2018
Number of subscription rights			224
Class and number of shares for subscription rights		Common stock of the Company	22,400
		(100 shares for every subscription right to shares)
Issue price of subscription rights		Issued without consideration
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares	83,000 yen
		(Value per share	830 yen)
Exercise period		From March 27, 2021 to March 26, 2024
Conditions for exercise		(Note 5)
Subscription rights held by executives and employees	Officers of the subsidiaries	Number of subscription rights	224
		Number of shares for subscription rights	22,400
		Number of holders	1

(Note) 5. 1)           In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; (ii) the person is either a director (including officers in the U.S.), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)        Inheritance of subscription rights to shares is not permitted.

3)        Exercise of less than one subscription right to shares is not permitted.

4)        Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

3)        Other significant matters related to subscription rights to shares

Not applicable.

(3)         Company executives

1)        Directors and Audit and Supervisory Board Members of the Company (As of March 31, 2018)

Position	Name	Concurrent positions
Chief Executive Officer and Chairman of the Board	Masahiro Morimoto	Director of FRONTEO USA, Inc. Executive Chairman of FRONTEO Healthcare, Inc. Director of FRONTEO Communications, Inc.
Executive Vice-President Chief Operating Officer and Director	Naritomo Ikeue	President and Chief Executive Officer of FRONTEO USA, Inc. Director of FRONTEO Healthcare, Inc. Director of FRONTEO Communications, Inc.
Director	Hideki Takeda	Director of FRONTEO Healthcare, Inc. Director of FRONTEO Communications, Inc.
Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association Director of Medical IT Security Forum
Director	Hirooki Kirisawa	Chairman of HIBIKI Tax Accountants Corporation Chief Executive Officer of Management Farm K.K.
Audit and Supervisory Board Member (Full-time)	Kunihiro Sudo	N/A
Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation
Audit and Supervisory Board Member of LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of GROOVE X, Inc.

Audit and Supervisory Board Member	Kei Okubo	Partner of Nagashima Ohno & Tsunematsu Law Offices

(Note)   1.              The following are registered with the Tokyo Stock Exchange as independent directors: Mr. Makoto Funahashi, Mr. Hirooki Kirisawa, Mr. Kunihiro Sudo, and Mr. Takaharu Yasumoto.

2.              Mr. Makoto Funahashi and Mr. Hirooki Kirisawa are outside directors.

3.              Mr. Kunihiro Sudo, Mr. Takaharu Yasumoto, and Mr. Kei Okubo are outside Audit and Supervisory Board Members.

4.              Mr. Kunihiro Sudo has extensive knowledge in accounting and corporate management, and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.

5.              Mr. Takaharu Yasumoto is a certified public accountant and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.

6.              Mr. Kei Okubo is a registered attorney, and the Company believes that he has comprehensive knowledge in the area of law.

2)        Outline of a limited liability contract

The Company has entered into agreements, in accordance with the provision of Article 427, Paragraph 1 of the Companies Act, with all the outside directors and the Audit and Supervisory Board Members to limit their liabilities for [compensatory] damages under Article 423, Paragraph 1 of the Companies Act. These agreements limit the amount of their liability for [compensatory] damages to the minimum liability amount stipulated by laws and regulations.

3)        Compensation to Directors and Audit and Supervisory Board Members

Position	Number of people	Total compensation (thousands of yen)
Director	5	126,540
Audit and Supervisory Board Member	3	20,350
Total	8	146,890

(Note)    1.              The compensation for directors was authorized, by resolution of the ninth general ordinary meeting of shareholders on June 22, 2012, as within the annual amount of 350,000 thousand yen (excluding the amount of compensation as employees).

2.              Total compensation to directors includes 11,100 thousand yen paid to two outside directors.

3.              The compensation for Audit and Supervisory Board Members was authorized, by resolution of the special general meeting of shareholders on February 6, 2007, as within the annual amount of 80,000 thousand yen.

4.              Total compensation to Audit and Supervisory Board Members includes 20,350 thousand yen paid to three outside Audit and Supervisory Board Members.

4)        Outside Executives

I.           Important positions held concurrently and relationships between the Company and respective organizations

Position	Name	Concurrent positions
Outside Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association Director of Medical IT Security Forum
Outside Director	Hirooki Kirisawa	Chairman of HIBIKI Tax Accountants Corporation Chief Executive Officer of Management Farm K.K.
Outside Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation
Audit and Supervisory Board Member of, LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of GROOVE X, Inc.

Outside Audit and Supervisory Board Member	Kei Okubo	Partner of Nagashima Ohno & Tsunematsu Law Offices

(Note)              The Company does not have significant transactions with the organizations in which the outside directors have concurrent positions.

II.           Activities during the fiscal year ended March 31, 2018

•  Meeting attendance

	Board of Directors’ meeting (held 18 times)		Audit and Supervisory Board Members’ meeting (held 16 times)
	Number of meetings attended	Attendance rate	Total number of meetings attended	Attendance rates
Makoto Funahashi (Director)	18	100%	—	—
Hirooki Kirisawa (Director)	18	100%	—	—
Kunihiro Sudo (Audit and Supervisory Board Member)	18	100%	16	100%
Takaharu Yasumoto (Audit and Supervisory Board Member)	18	100%	16	100%
Kei Okubo (Audit and Supervisory Board Member)	18	100%	16	100%

(Note)         1.                   The following are registered with the Tokyo Stock Exchange as independent executives:
Mr. Makoto Funahashi; Mr. Hirooki Kirisawa; Mr. Kunihiro Sudo; and Mr. Takaharu Yasumoto.

2.                   In addition to the Board of Directors’ meetings above, three written resolutions, which are deemed equivalent to those of the Board of Directors’ meetings, were adopted in accordance with the provision of Article 370 of the Companies Act and Article 27 of the Incorporation.

•    Mr. Makoto Funahashi (Director) offers advice and recommendations based on his executive experience and knowledge as an ex-Deputy Director General of National Police Agency.

•   Mr. Hirooki Kirisawa (Director) is a certified public tax accountant and provides advice based on technical expertise and experience.

•   Mr. Kunihiro Sudo (Audit and Supervisory Board Member) has extensive knowledge in accounting and corporate management and provides advice based on his years of experience and wide knowledge.

•   Mr. Takaharu Yasumoto (Audit and Supervisory Board Member) is a certified public accountant and provides advice based on technical expertise and experience.

•   Mr. Kei Okubo (Audit and Supervisory Board Member) is a registered attorney and provides advice based on technical expertise and experience.

(4)         Independent auditors

1)        Name: Ernst & Young ShinNihon LLC

2)        Fees for professional services rendered during the fiscal year ended March 31, 2018:

Fees paid (thousands of yen)
Audit fees	150,000
Nonaudit service fees	—
Total amount of money and other financial benefits to be paid by the Company and the subsidiaries	150,000

(Note)              The audit agreement between the Company and the independent auditors does not clearly distinguish nor allow segregating the amount of audit fees based on the Companies Act from those based on the Financial Instruments and Exchange Act and PCAOB Audit Standards. Therefore, the total amount shows the aggregate audit fees for the fiscal year.

The audit fees include fees for audits for FRONTEO USA, the Company’s consolidated subsidiaries, conducted by Ernst & Young LLP, the Company’s independent auditors.

In addition to the fees above for the services rendered for the fiscal year ended March 31, 2018, there are additional fees for the services rendered for the fiscal year ended March 31, 2017, amounting to 56,600 thousand yen.

3)        Nonaudit services

The Company paid Ernst & Young LLP for services concerning tax advice on transfer pricing (nonaudit services), which are not the practices as stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act.

4)        Reason that the Audit and Supervisory Board approved the remuneration of independent auditors

The Audit and Supervisory Board approved the remuneration of independent auditors as stipulated in Paragraph 1, Article 399 of the Companies Act as a result of reviewing the independent auditors’ audit plan, execution of duties in previous fiscal years, and calculation grounds of the estimated remuneration by obtaining necessary materials from and through interviews with the Board of Directors, related internal departments, and the independent auditors.

5)        Policy on decision to dismiss or not to reappoint independent auditors

The Audit and Supervisory Board shall determine when it is necessary to raise a proposal at a shareholders’ meeting for the dismissal or non-reappointment of independent auditors (for example, when it is deemed difficult for an auditor to conduct an audit appropriately).

In the event the independent auditors fall under any of the situations stipulated in the clauses of the first paragraph of Article 340 of the Companies Act, the Audit and Supervisory Board shall dismiss the independent auditors, subject to the consent of all of the Audit and Supervisory Board Members. In such cases, the Audit and Supervisory Board Member elected by the Audit and Supervisory Board shall report such fact and the reason for the dismissal at the first shareholders’ meeting convened after the dismissal.

6)        Outline of a limited liability contract

Although there is no separate limited liability contract with the independent auditors, the Company’s Articles of Incorporation in accordance with the provisions of the first paragraph of Article 426 of the Companies Act stipulate that the independent auditors’ liability to the Company may be exempted within the statutory limitations upon resolution by the Board of Directors.

(5)         Systems for the proper operation of the Company and operation of the systems

The following is an outline of systems that are in place designed so that directors and employees execute their duties in compliance with laws and regulations and the Articles of Incorporation, and other systems necessary for the proper operation of the Company, and operation of such systems:

1)        Systems designed so that directors and employees execute their duties in compliance with laws and regulations and the Articles of Incorporation

I.               A compliance manual is established and defined as the code of conduct for the directors and employees.

II.          The directors report the execution status of their duties to the Board of Directors, and mutually monitor and supervise the execution status of the duties of other directors.

III.     The Audit and Supervisory Board Members audit the execution status of duties by the directors based on the “Audit and Supervisory Board Regulations.”

IV.      The internal audit group audits the status of the compliance.

V.           A direct reporting framework for compliance violations by the directors and employees is established.

2)        Systems for archiving and managing information on the execution of duties by the directors

I.               Information about the execution of duties by the directors, including the minutes of the Board of Directors, is recorded either in writing or electronically, and archived and managed in conformity with the “Document Management Rules.”

II.          The directors and the Audit and Supervisory Board Members may, at any time, inspect the record or electronic records of the information about the execution of the duties by the directors.

3)        Systems and rules for managing the risks of loss

I.               Each responsible division manages risks attributable to its administrative operations.

II.          The risk management committee monitors cross-divisional risks and addresses them on a Company-wide basis.

III.     The Board of Directors promptly addresses new risks.

4)        Systems for effective execution of duties by the directors

I.               In addition to the regular board meetings held once a month, extraordinary board meetings are convened as needed.

II.          Management meetings are set to exchange opinions between directors and corporate officers to allow for prompt and accurate management decisions.

III.     The directors accomplish their duties toward the achievement of the management plan. Meanwhile, the performance and operations of each division are promptly reported to, and deliberated by, the Board of Directors.

5)             Systems for proper operations in the business group

I.               Rules and structures are also arranged and established for our Group companies to comply with laws and regulations, and operate in an appropriate and efficient manner.

II.          When a subsidiary initiates an intergroup transaction that potentially has a material impact on the Group’s operations, the subsidiary shall consult with the Company in advance regarding the appropriateness and legality of such transaction in accordance with the Company’s fundamental policy for intergroup transactions before submitting a resolution or notification at the shareholders’ meeting. Furthermore, when the Company or a subsidiary conducts an intergroup transaction, it shall ensure the necessity of the transaction and that the terms of the transaction are not significantly different from those that would be outlined in an arm’s-length transactions to protect the interests of noncontrolling shareholders.

III.     The directors instruct Group companies regarding appropriate and efficient management according to their job specifications.

IV.      The internal audit group also conducts an internal audit on the general operations within the Group companies.

V.           The Audit and Supervisory Board Members also monitor and audit the operations within the Group companies.

6)             Matters relating to the Audit and Supervisory Board Members’ request to have employees assist with their duties

The Company does not assign employees to assist with the Audit and Supervisory Board Members’ duties; however, the Board of Directors may appoint and assign such employees after discussion with the Audit and Supervisory Board Members, if necessary.

7)             Matters relating to the independence of the employees in the preceding paragraph from the directors

When employees of concern are put in place, their appointment, transfer, evaluation, and castigation are decided in accordance with the opinion of the Audit and Supervisory Board Members, and the independence of the employees from the directors is secured.

8)             Systems for directors and employees to report to Audit and Supervisory Board Members

In addition to the matters prescribed in applicable laws and regulations, directors and employees must report the following to Audit and Supervisory Board Members without any delay:

I.               Matters that may have a significant operational impact on the Company;

II.          Results of internal audits conducted by the internal audit group;

III.     Results of internal control assessments conducted by the internal audit group.

IV.      The status of reports under the whistleblower system.

9)    Other systems for the effectiveness of audit activities conducted by Audit and Supervisory Board Members

I.     More than half of the Audit and Supervisory Board consists of outside Audit and Supervisory Board Members for transparency of management.

II.   Audit and Supervisory Board Members hold regular meetings with directors to exchange information and opinions on significant audit issues.

III.  Audit and Supervisory Board Members hold regular meetings with the internal audit group and independent auditors, and ensure effectiveness of the audit activities through close coordination.

IV.  Audit and Supervisory Board Members may request the internal audit group to perform an internal investigation as necessary.

10)  Systems for the appropriateness and reliability of financial reporting

To ensure the appropriateness and reliability of the Group’s financial reporting, the Company makes rigorous efforts to improve relevant policies such as “Accounting Rules” and established a “Basic Policy for Internal Control over Financial Reporting” under which the Company designs and operates internal controls on an ongoing basis and performs periodic assessments of the effectiveness of such controls.

11)  Systems for elimination of anti-social forces

The Company has never had any relationships with, and stands firmly against, anti-social forces that threaten the social order and safety of people. The Company declares this as the basic principle of its compliance manual and ensures full compliance with this basic principle.

12)  Status of the operation of systems for proper operations

I.     Execution of duties by directors

Internal rules, such as board regulations, are designed so that directors act in accordance with the applicable laws and regulations, the Articles of Incorporation, and company rules. At board of directors meetings, which are held once or twice a month, the effectiveness of decision-making and monitoring is maintained through an active exchange of opinions on each agenda item and monitoring of the execution of duties by directors.

II.   Execution of duties by Audit and Supervisory Board Members

Meetings of the Audit and Supervisory Board are held at least once a month and Audit and Supervisory Board Members perform audits in accordance with audit plans decided upon at such meetings. Further, the Audit and Supervisory Board Members audit the execution of duties by directors and review the design and implementation of the internal control system by, for example, attending meetings of the Board of Directors and other corporate meetings and regularly exchanging information with the Chief Executive Officer of the Company, independent auditors, and the internal audit group.

III.  Ensuring the propriety of operations of subsidiaries

In regard to subsidiaries, a system is in place by which monitoring is performed to ensure adequate management whereby, for example, items related to certain criteria are approved in advance at important meetings such as meetings of the board of directors, and the status of implementation of such items is required to be reported to the board of directors.

IV.  Compliance and risk management

A whistleblowing system was established, as part of which a 24-hour hotline and an external reporting hotline were set up to allow personnel with knowledge of compliance violations or possible violations to report such violations at any time, and the existence of these hotlines was communicated throughout the Company. Additionally, disaster drills for major earthquakes are carried out, and the safety of personnel and provision of supplies for personnel with difficulty returning home in the case of such disasters are continually maintained.

V.    Elimination of anti-social forces

Provisions related to the elimination of anti-social forces are stipulated in contracts and information is regularly gathered about all clients to ensure that they are not involved with anti-social forces.

Consolidated Balance Sheet

(as of March 31, 2018)

(Thousands of yen)

Assets
Current assets	8,190,510
Cash and deposits	5,130,620
Notes and accounts receivable-trade	2,631,007
Merchandise	37,313
Supplies	3,425
Deferred tax assets	110,158
Other	359,050
Allowance for doubtful accounts	(81,065)
Noncurrent assets	6,388,277
Property, plant, and equipment	762,851
Buildings	296,829
Accumulated depreciation	(149,471)
Buildings, net	147,357
Tools, furniture, and fixtures	1,421,973
Accumulated depreciation	(976,048)
Tools, furniture, and fixtures, net	445,924
Vehicles	9,653
Accumulated depreciation	(6,333)
Vehicles, net	3,320
Leased assets	248,411
Accumulated depreciation	(82,161)
Leased assets, net	166,249
Intangible assets	4,384,121
Software	673,275
Goodwill	1,807,080
Customer-related assets	1,671,594
Other	232,171
Investments and other assets	1,241,304
Investment securities	848,714
Guarantee deposits	124,074
Long-term time deposits	212,480
Deferred tax assets	3,296
Other	52,739
Total assets	14,578,787
Liabilities
Current liabilities	4,144,020
Accounts payable-trade	143,900
Short-term loans payable	1,500,000
Current portion of long-term loans payable	960,949
Accounts payable-other	275,411
Income taxes payable	223,930
Provision for bonuses	16,094
Provision for loss on business liquidation	190,847
Deferred tax liabilities	4,879
Other	828,007
Noncurrent liabilities	6,081,166
Bonds with stock acquisition rights	1,250,000
Long-term loans payable	4,044,314
Deferred tax liabilities	303,489
Liabilities for retirement benefits	40,836
Asset retirement obligations	45,248
Other	397,276
Total liabilities	10,225,186
Net assets
Shareholders’ equity	4,071,382
Capital stock	2,507,346
Capital surplus	2,292,432
Retained earnings	(728,370)
Treasury stock	(26)
Accumulated other comprehensive income (loss)	(23,129)
Valuation difference on available-for-sale securities	514,209
Foreign currency translation adjustments	(537,339)
Stock acquisition rights	265,884
Noncontrolling interests	39,464
Total net assets	4,353,601
Total liabilities and net assets	14,578,787

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Operations

(from April 1, 2017 to March 31, 2018)

(Thousands of yen)

Accounts	Amounts
Net sales		12,217,770
Cost of sales		6,990,649
Gross profit		5,227,120
Selling, general, and administrative expenses		5,049,405
Operating income		177,715
Nonoperating income
Interest income	2,658
Dividend income	11,250
Rent income	15,696
Changes in fair value of contingent consideration	46,478
Other	9,106	85,190
Nonoperating expenses
Interest expenses	54,213
Syndicated loan fees	12,500
Foreign exchange losses	207,622
Other	5,142	279,477
Ordinary loss		16,572
Extraordinary income
Gain on reversal of stock acquisition rights	11,130
Gain on sales of noncurrent assets	446	11,576
Extraordinary losses
Restructuring expenses	781,372
Impairment loss	73,160
Loss on retirement of noncurrent assets	980
Loss on sale of noncurrent assets	158	855,672
Loss before income taxes		860,668
Income taxes-current	43,630
Income taxes-deferred	(86,792)	(43,162)
Net loss		817,506
Net income attributable to noncontrolling interests		10,617
Net loss attributable to owners of the parent		828,124

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Changes in Net Assets

(from April 1, 2017 to March 31, 2018)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	2,481,621	2,266,210	99,753	(26)	4,847,559
Changes in items during the period
Issuance of new shares	25,724	25,724			51,449
Net loss attributable to owners of the parent			(828,124)		(828,124)
Purchase of shares of consolidated subsidiaries		497			497
Net changes in items other than shareholders’ equity					—
Total changes in items during the period	25,724	26,222	(828,124)	—	(776,177)
Balance at the end of the current period	2,507,346	2,292,432	(728,370)	(26)	4,071,382

(Continued)

(Thousands of yen)

	Accumulated other comprehensive income (loss)
	Valuation difference on available- for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive loss	Stock acquisition rights	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	272,559	(342,345)	(69,786)	208,560	32,344	5,018,678
Changes in items during the period
Issuance of new shares						51,449
Net loss attributable to owners of the parent						(828,124)
Purchase of shares of consolidated subsidiaries						497
Net changes in items other than shareholders’ equity	241,650	(194,993)	46,656	57,323	7,119	111,100
Total changes in items during the period	241,650	(194,993)	46,656	57,323	7,119	(665,077)
Balance at the end of the current period	514,209	(537,339)	(23,129)	265,884	39,464	4,353,601

(Note) Amounts are rounded down to the nearest thousand yen.

(Concluded)

Notes to the Consolidated Financial Statements

1.                  Significant matters for the preparation of consolidated financial statements

(1)             Scope of consolidation

Consolidated subsidiaries

1)        Number of consolidated subsidiaries: 9 companies

Refer to section 1. (3) “Significant subsidiaries” of the Business Report for the names of significant consolidated subsidiaries.

2)        Name of nonconsolidated subsidiaries and the reason for excluding them from the scope of consolidation: Not applicable.

(2)             Application of the equity method of accounting

•     Nonconsolidated subsidiaries and affiliates accounted for under the equity method: None.

(3)             Account closing date of consolidated subsidiaries

The account closing dates of consolidated subsidiaries are the same as the consolidated account closing date.

(4)             Matters concerning accounting policies

1) Valuation standard and methods for significant assets
I. Securities
Available-for-sale securities
• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. Unrealized gains or losses are directly included in net assets. Cost of securities sold is determined by the moving average method.
• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.
II. Derivatives	Stated at fair value.
III. Inventories
• Merchandise

Stated at cost determined by the specific identification method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability. However, merchandise held by certain consolidated subsidiaries is stated at cost determined by the periodic average method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

• Supplies

Stated at cost determined by the first-in, first-out method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

2) Depreciation and amortization of significant depreciable or amortizable assets

I. Property, plant and equipment (excluding leased assets)	Property, plant and equipment are depreciated by the straight-line method. Useful lives of principal property, plant, and equipment are as follows:

	Buildings:	6-15 years
	Tools, furniture, and fixtures:	4-20 years
II. Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales revenue during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method.

Customer-related assets and other intangible assets are amortized by the straight-line method over the following effective periods:

	Customer-related assets:	10-15 years
	Other intangible assets:	2-10 years
III. Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

3) Recognition of significant allowances
I. Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

II. Provision for bonuses	To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.
III. Provision for loss on business liquidation	To provide for a loss on liquidation of the Group’s businesses, the Group accrues an expected loss on business liquidation.
4) Significant methods of hedge accounting
I. Method of hedge accounting

In principle, deferred hedge accounting is applied. Interest rate and currency swap transactions that qualify for both special hedge accounting and designated hedge accounting are accounted for accordingly in their entirety.

II. Hedging instruments and hedged items	Hedging instruments: Interest rate and currency swap contracts Hedged items: Foreign currency denominated long-term borrowings (including forecast transactions)
III. Hedging policy

Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

IV. Method of evaluating hedging effectiveness	Evaluation of hedging effectiveness is omitted for interest rate and currency swap transactions as important conditions of hedging instruments and hedged items are the same.

5) Accounting for retirement benefits

Liabilities for retirement benefits and retirement benefit expenses are calculated by applying the compendium method, under which the amount to be paid for retirement benefits for voluntary termination at the year-end is assumed to be retirement benefit obligations.

6)        Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of fifteen years or less.

7)        Other significant accounting policies for preparation of the consolidated financial statements

Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

2.                  Notes on changes in accounting policies

(Changes in the calculation of cost)

The Company previously calculated the amount of each product to be recorded in the software account by allocating the total expenses incurred for improving and enhancing software functions of the overall software production costs based on man-hours spent. Effective July 1, 2017, the Company changed the calculation of cost so that expenses directly spent on the improvement and enhancement of software functions of each product are directly allocated to that product, and other expenses are allocated to each product based on the man-hours spent.

The change in the calculation aims to manage the cost of software in a timely and accurate manner, valuate software more appropriately, and calculate accurate profit or loss for the period. The enhanced and developed organizational management structure of the research and development department enabled the Company to clearly aggregate expenses directly spent on the improvement and enhancement of software functions of each product.

As the Company does not have the information required for calculating costs under the new method for the periods prior to July 1, 2017, it is impracticable to determine the cumulative effects by applying this revised calculation retrospectively. Accordingly, the carrying amount of software as of July 1, 2017 is regarded as its beginning balance, and the revised accounting policy is applied prospectively from July 1, 2017.

Due to this change, operating income decreased by 4,545 thousand yen, and ordinary loss and loss before income taxes each increased by 4,545 thousand yen for the year ended March 31, 2018, as compared with the amounts calculated by the previous method.

3.                  Change in the presentation methods

(Consolidated statement of operations)

“Rent income,” which was included in “Other” under nonoperating income in the previous fiscal years, is now separately presented effective from the fiscal year ended March 31, 2018, due to their increased materiality.

4.                  Notes to the consolidated balance sheet

(1)             Accumulated impairment losses on property, plant and equipment

The amount of accumulated depreciation includes accumulated impairment losses of 37,707 thousand yen.

(2)             Assets pledged as collateral and secured obligations

Assets pledged as collateral

Shares of subsidiaries and associated companies	5,867,416 thousand yen
Investment securities	848,700 thousand yen

Shares of subsidiaries and associated companies are eliminated in the consolidated financial statements.

Secured obligations

Short-term loans payable	500,000 thousand yen
Current portion of long-term loans payable	212,109 thousand yen
Long-term loans payable	1,496,492 thousand yen

(3)             Financial covenants

Of the loans payable, syndicate loan agreements entered into on July 26, 2016 and September 27, 2016,  long-term loan arrangements concluded on November 30, 2015, and a revolving credit facility agreement dated January 17, 2018, include the following financial covenants.

1)        Syndicate loan agreement entered into on July 26, 2016

Current portion of long-term loans payable	199,999 thousand yen
Long-term loans payable	666,666 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2016.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

2)        Syndicate loan agreement entered into on September 27, 2016

Current portion of long-term loans payable	60,000 thousand yen
Long-term loans payable	210,000 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2016.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

3)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	187,493 thousand yen
Long-term loans payable	1,312,455 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

4)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	126,809 thousand yen
Long-term loans payable	1,320,626 thousand yen

I.           The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year effective from the fiscal year ended March 31, 2016, of at least 75% of the larger of the corresponding amounts as of March 31, 2015, or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	21,486 thousand yen
Long-term loans payable	161,148 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

6)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	85,300 thousand yen
Long-term loans payable	175,866 thousand yen

I.           The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

7)        Revolving credit facility agreement entered into on January 17, 2018

Current portion of long-term loans payable	1,000,000 thousand yen

I.           The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2017.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

Regarding the financial covenants from 1) through 7), the Group is experiencing events or circumstances which give rise to a going concern issue due to the fact that the Group has recorded a consolidated ordinary loss for the fiscal year ended March 31, 2018, which is the second consecutive year in which a consolidated ordinary loss was recorded, leading to a violation of financial covenants included in certain of the Group’s loan agreements.

However, as the Group maintains periodic constructive discussions with the main financing banks with which it has a close relationship, the Group believes that these banks will continue to provide support..

In the Legal Tech business, the Group expects that the measures taken during the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Group aims to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growing existing areas, such as finance and intellectual property. In the healthcare field, the Group will continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on winning joint research and/or contracted development projects. Through these measures, the Group will strive for the earliest resolution to address its current circumstances in order to continue to grow its businesses and improve its operating results and financial position.

5.         Notes to the consolidated statement of changes in net assets

(1)             Number of issued shares of common stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	37,921,862	108,000	—	38,029,862

(2)             Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	630	—	—	630

(3)             Dividends

Not Applicable.

(4)             Items related to stock acquisition rights as of the end of the year

Class and number of shares to which stock acquisition rights are related (excluding those for which the first day of the exercise period has not yet arrived) as of the end of year.

Common stock                                        381,000 shares

6.         Notes to financial instruments

(1)             Financial instruments

The policy of the Group is to manage temporary cash surplus through investments in low-risk financial assets and to raise its funding through borrowings from financial institutions, including banks.

The Group mitigates credit risk from customers related to accounts receivable-trade in accordance with its receivable management rules. Investment securities consist mainly of equity securities, and fair values for listed shares are monitored on a quarterly basis. The Group mitigates the liquidity risk that it cannot meet obligations arising from accounts payables-trade and accounts payable-other by preparing cash-flow schedules on a timely basis.

Borrowings and bonds with stock acquisition rights are used for the purpose of working capital (mainly short-term borrowings) and capital investments. Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations in currency exchange rates and interest rates on borrowings. Speculative derivative transactions are not conducted in accordance with the policy of the Group.

(2)             Fair value of financial instruments

Carrying amount, fair value, and the difference between these amounts as of March 31, 2018, are presented in the following table.

(Unit: thousands of yen)

	Carrying amount on the consolidated balance sheet (*1)	Fair value (*1)	Difference
(1) Cash and deposits	5,130,620	5,130,620	—
(2) Notes and accounts receivable-trade	2,631,007	2,631,007	—
(Allowance for doubtful accounts (*2))	(81,065)	(81,065)	—
	2,549,942	2,549,942	—
(3) Investment securities	848,700	848,700	—
(4) Accounts payable-trade	(143,900)	(143,900)	—
(5) Short-term loans payable	(1,500,000)	(1,500,000)	—
(6) Accounts payable-other	(275,411)	(275,411)	—
(7) Bonds with stock acquisition rights	(1,250,000)	(1,348,412)	(98,412)
(8) Long-term loans payable (*3)	(5,005,264)	(5,008,554)	(3,289)
(9) Lease obligations	(137,941)	(137,941)	—
(10) Derivatives (*4)	—	—	—

(*1)   Items recorded as liabilities are presented in parentheses.

(*2)   Notes and accounts receivable-trade are presented net of allowance for doubtful accounts.

(*3)   Current portion of long-term loans payable is included. Interest rate and currency swaps are accounted for in combination with the long-term loans payable designated as the hedged item, and accordingly, the fair values of such swaps are included in the fair value of long-term loans payable.

(*4) Receivables and payables arising from derivative transactions are presented in net, and net payables are shown in parentheses.

(Notes) 1.     Method of determining fair values of financial instruments and other matters related to securities and derivatives transactions

(1) Cash and deposits and (2) Notes and accounts receivable-trade

The carrying amounts of these instruments approximate fair value because of their short maturities.

(3) Investment securities

The fair value of equity securities is determined using quoted prices on the stock exchange, and that of debt securities is determined using prices provided by financial trading institutions

(4) Accounts payable-trade, (5) Short-term loans payable, and (6) Account payable-other

The carrying amounts of these instruments approximate fair value because of their short maturities.

(7) Bonds with stock acquisition right

The fair value of convertible bonds with stock acquisition rights is determined by multiplying the share price of the Company at the end of the current fiscal year (the “share price”) by the number of shares to be issued by exercising the stock acquisition rights because the share price is higher than the exercise price of the rights. They are presented at the present value calculated by discounting the sum of the principal and interest at the interest rate reflecting the remaining period and credit risk of the bonds when the share price is less than the exercise price of the rights.

(8) Long-term loans payable and (9) Lease obligations

The fair value of these instruments is stated at present value, which is determined by discounting the aggregate value of principal and interest using an interest rate on similar new loans. The fair value of long-term loans payable is presented inclusive of the current portion of long-term loans payable.

(10) Derivative transactions

The fair value of derivatives is stated at the prices presented by the relevant financial institutions.

2.         Unlisted shares (with a carrying amount of 14 thousand yen on the consolidated balance sheet) are not included since it is extremely difficult to measure their fair values because there is no quoted market price for the instruments and the future cash flows are not estimable.

7.         Notes to per share information

(1) Net assets per share	106.45 yen
(2) Net loss per share	21.79 yen

8.         Significant subsequent events

(Absorption-type merger of a consolidated subsidiary)

Based on a resolution on the Board of Directors’ Meeting held on March 23, 2018, the Company merged FRONTEO Communications, Inc. (“FCC”), as the dissolved company, into the Company, as the surviving company, on May 8, 2018, the effective date.

(1)             Purpose of the merger

Since its establishment, FCC provided services utilizing the Group’s own-developed AI, “KIBIT,” to its customers in the Business to Consumer (BtoC) and BtoBtoC business areas.

The Board of Directors approved an absorption-type merger between the Company and FCC in order to accelerate the Group’s extension and optimize management of its AI Solution business through integrated management of the Company’s Business to Business (BtoB) area in the business intelligence field in the AI Solution business and FCC’s digital communication business field.

(2)             Outline of the merger

1)                 Schedule

Board of Directors’ meeting (approval of the merger agreement): March 23, 2018

Signing of the merger agreement: March 23, 2018

Scheduled date of the merger: May 8, 2018

2)                 Method of the merger

An absorption-type merger, with the Company as the surviving company and FCC as the dissolved company. The procedures for a simplified merger (kan-i-gappei) were performed after the Company waived the debt of FCC, and FCC recovered from its insolvency.

Type and amount of the debt:	Accounts receivable	192 million yen
	Advances paid	28 million yen

Scheduled date of the waiver: May 2, 2018

3)                 Details of allotment related to the merger

There was no issuance of new Company shares or cash payment at the Company as a result of the merger.

4)                 Handling of subscription rights to shares and bonds with subscription rights to shares of the dissolving company

FCC did not issue subscription rights to shares or bonds with subscription rights to shares.

(3)             Outline of the dissolving company in the absorption-type merger (as of March 31, 2018)

Company name	FRONTEO Communications, Inc.
Financial position and operating results
Capital	10 million yen	Operating loss	84 million yen
Net assets	(174) million yen	Ordinary loss	84 million yen
Total Assets	166 million yen	Net loss	84 million yen
Line of business	Digital marketing business

(4)             Status of the merger

After the merger, there was no change in the name, location of head office, name and title of representative, line of business, capital, or fiscal year-end of the Company.

(5)             Outline of the accounting treatment for the merger

In accordance with the “Accounting Standard for Business Combinations” and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures,” issued by Accounting Standards Board of Japan, the merger was accounted for as a transaction under common control.

(Debt equity swap contract)

The Company resolved to execute a debt equity swap with respect to loans to FRONTEO USA, Inc., its consolidated subsidiary (the “consolidated subsidiary”), at the board of director’s meeting held on May 21, 2018.

(1)             Outline of the consolidated subsidiary

1)                 Company name: FRONTEO USA, Inc.

2)                 Address: 1115 Broadway, New York, NY 10010, USA

3)                 Representative: Naritomo Ikeue, CEO

4)                 Line of Business: eDiscovery business

5)                 Capital: 100,000 U.S. dollars

6)                 Shareholder composition: FRONTEO, Inc. 100%

(2)             Summary of execution

1)                 Reason for the execution

To improve the consolidated subsidiary’s financial position by reducing its interest-bearing debts and enhancing its capital structure.

2)                 Details of the execution

The Company will execute a debt equity swap with respect to loans to the consolidated subsidiary for 10,000,000 U.S. dollars and allocate 100% of newly issued shares.

3)                 Shareholder composition

FRONTEO, Inc. 100%

4)                 Exercise date

May 22, 2018

(Increase in capital by exercise of subscription rights to shares)

By June 29, 2018, after the end of the current fiscal year, the Company \received a payment for issuance of new shares by exercise of subscription rights to shares as follows:

1)	Number of subscription rights to shares exercised	820
2)	Number of shares issued	82,000 shares
3)	Total amount exercised	93,120 thousand yen
4)	Increase in capital stock	46,560 thousand yen
5)	Increase in capital surplus	46,560 thousand yen

(Allotment of subscription rights)

The board of directors of the Company resolved the allotment of the 22nd subscription rights to shares at the meeting held on June 25, 2018, in accordance with the “Issuance of Subscription Rights to Shares as Stock Options” resolved at the 14th Ordinary General Meeting of Shareholders held on June 29, 2017.

The summary of allotment of subscription rights is as follows:

(1)             Issuance date of subscription rights: June 26, 2018

(2)             Number of subscription rights issued: 266 (100 shares of common stock for every subscription right to shares)

(3)             Issue price of subscription rights: Issued without consideration

(4)             Class and number of shares for subscription rights: Common stock of the Company, 26,600 shares

(5)             Amount to be paid upon the exercise of subscription rights: 1,161 yen per share

(6)             Exercise period of subscription rights: From June 27, 2021 to June 26, 2024

(7)             Eligible persons for the subscription rights and the number thereof:

1)                 Employees of the Company: 23 employees, Number of subscription rights: 56

2)                 Directors of the subsidiaries of the Company: 1 director, Number of subscription rights: 26

3)                 Employees of the subsidiaries of the Company: 15 employees, Number of subscription rights: 184

Nonconsolidated Balance Sheet

(as of March 31, 2018)

(Thousands of yen)

Assets
Current assets	8,155,840
Cash and deposits	2,581,583
Accounts receivable-trade	2,542,497
Merchandise	16
Supplies	2,460
Prepaid expenses	89,861
Short-term loans to subsidiaries and associated companies	1,523,900
Advances paid to subsidiaries and associated companies	1,209,657
Deferred tax assets	20,613
Other	532,969
Allowance for doubtful accounts	(347,719)
Noncurrent assets	8,799,634
Property, plant, and equipment	340,776
Buildings	213,749
Accumulated depreciation	(105,630)
Buildings, net	108,118
Tools, furniture, and fixtures	540,247
Accumulated depreciation	(366,218)
Tools, furniture, and fixtures, net	174,028
Leased assets	85,974
Accumulated depreciation	(27,345)
Leased assets, net	58,628
Intangible assets	825,687
Software	621,519
Software in progress	135,307
Other	68,860
Investments and other assets	7,633,170
Investment securities	848,714
Shares of subsidiaries and associated companies	6,464,747
Long-term time deposits	212,480
Investments in capital	10
Long-term prepaid expenses	34,211
Guarantee deposits	73,006
Total assets	16,955,474
Liabilities
Current liabilities	4,160,593
Accounts payable-trade	166,514
Short-term loans payable	1,500,000
Current portion of long-term loans payable	960,949
Lease obligations	18,319
Accounts payable-other	1,167,780
Accrued expenses	47,477
Income taxes payable	162,161
Accrued consumption taxes	77,723
Advances received	24,104
Deposits received	35,561
Noncurrent liabilities	5,607,252
Bonds with stock acquisition rights	1,250,000
Long-term loans payable	4,044,314
Lease obligations	45,723
Provision for retirement benefits	38,209
Asset retirement obligations	45,248
Deferred tax liabilities	183,099
Other	657
Total liabilities	9,767,845
Net assets
Shareholders’ equity	6,407,534
Capital stock	2,507,346
Capital surplus	2,294,805
Legal capital surplus	2,239,096
Other capital surplus	55,709
Retained earnings	1,605,409
Other retained earnings	1,605,409
Retained earnings brought forward	1,605,409
Treasury stock	(26)
Valuation and translation adjustments	514,209
Valuation difference on available-for-sale securities	514,209
Stock acquisition rights	265,884
Total net assets	7,187,629
Total liabilities and net assets	16,955,474

(Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Statement of Income

(from April 1, 2017 to March 31, 2018)

(Thousands of yen)

Accounts	Amounts
Net sales		4,664,406
Cost of sales		2,147,517
Gross profit		2,516,888
Selling, general, and administrative expenses		1,803,528
Operating income		713,360
Nonoperating income
Interest income	21,518
Dividend income	11,250
Fiduciary obligation fee	6,120
Gain on reversal of allowance for doubtful accounts	156,061
Other	2,203	197,153
Nonoperating expenses
Interest expenses	29,815
Foreign exchange losses	210,056
Syndicated loan fees	12,500
Other	4,232	256,605
Ordinary income		653,909
Extraordinary income
Gain on reversal of stock acquisition rights	11,130	11,130
Extraordinary losses
Loss on retirement of noncurrent assets	980
Provision of allowance for doubtful accounts	174,088
Loss on valuation of shares of subsidiaries and associated companies	20,000	195,068
Income before income taxes		469,970
Income taxes-current	151,035
Income taxes-deferred	30,056	181,091
Net income		288,878

(Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Statement of Changes in Net Assets

(from April 1, 2017 to March 31, 2018)

(Thousands of yen)

	Shareholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
	Capital stock	Legal capital surplus	Other capital surplus	Total capital surplus	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the current period	2,481,621	2,213,371	55,709	2,269,081	1,316,530	1,316,530
Changes in items during the period
Issuance of new shares	25,724	25,724		25,724
Net income					288,878	288,878
Net changes in items other than shareholders’ equity
Total changes in items during the period	25,724	25,724	—	25,724	288,878	288,878
Balance at the end of the current period	2,507,346	2,239,096	55,709	2,294,805	1,605,409	1,605,409

(Continued)

(Thousands of yen)

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Valuation difference on available- for-sale securities	Total valuation and translation adjustments	Stock acquisition rights	Total net assets
Balance at the beginning of the current period	(26)	6,067,207	272,559	272,559	208,560	6,548,327
Changes in items during the period
Issuance of new shares		51,449				51,449
Net income		288,878				288,878
Net changes in items other than shareholders’ equity			241,650	241,650	57,323	298,974
Total changes in items during the period	—	340,327	241,650	241,650	57,323	639,301
Balance at the end of the current period	(26)	6,407,534	514,209	514,209	265,884	7,187,629

(Note) Amounts are rounded down to the nearest thousand yen.

(Concluded)

Notes to the Nonconsolidated Financial Statements

1.         Significant accounting policies

(1) Valuation standard and methods for assets
1) Securities
I. Equity investments in subsidiaries	Stated at cost determined by the moving average method.
II. Available-for-sale securities
• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. Unrealized gains or losses are directly included in net assets. Cost of securities sold is determined by the moving average method.
• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.
2) Derivatives	Stated at fair value.
3) Inventories
• Merchandise

Stated at cost determined by the specific identification method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

• Supplies

Stated at cost determined by the first-in, first-out method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

(2) Depreciation and amortization of noncurrent assets
1) Property, plant, and equipment (excluding leased assets)	Property, plant, and equipment are depreciated by the straight-line method. Useful lives of principal property, plant, and equipment are as follows:
	Buildings:	6-15 years
	Tools, furniture, and fixtures:	4-20 years
2) Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales revenue during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method. In addition, Other intangible assets are amortized by the straight-line method over the effective periods from eight to ten years.

3) Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

(3) Recognition of allowances
1) Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

2) Provision for bonuses	To provide for employees’ bonuses, the Company provides accrued bonuses based on the projected amount for the year.
3) Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Company provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

(4) Significant methods of hedge accounting
1) Method of hedge accounting

In principle, deferred hedge accounting is applied. Interest rate and currency swap transactions that qualify for both special hedge accounting and designated hedge accounting are accounted for accordingly in their entirety.

2) Hedging instruments and hedged items	Hedging instruments: Interest rate and currency swap contracts Hedged items: Foreign currency denominated long-term borrowings (including forecast transactions)
3) Hedging policy

Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

4) Method of evaluating hedging effectiveness	Evaluation of hedging effectiveness is omitted for interest rate and currency swap transactions as important conditions of hedging instruments and hedged items are the same.
(5) Other significant matters for the preparation of financial statements
Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

2.                  Notes on changes in accounting policies

(Changes in the calculation of cost)

The Company previously calculated the amount of each product to be recorded in the software account by allocating the total expenses incurred for improving and enhancing software functions of the overall software production costs based on man-hours spent. Effective July 1, 2017, the Company changed the calculation of cost so that expenses directly spent on the improvement and enhancement of software functions of each product are directly allocated to that product, and other expenses are allocated to each product based on the man-hours spent.

The change in the calculation aims to manage the cost of software in a timely and accurate manner, valuate software more appropriately, and calculate accurate profit or loss for the period. The enhanced and developed organizational management structure of the research and development department enabled the Company to clearly aggregate expenses directly spent on the improvement and enhancement of software functions of each product.

As the Company does not have the information required for calculating costs under the new method for the periods prior to July 1, 2017, it is impracticable to determine the cumulative effects by applying this revised calculation retrospectively. Accordingly, the carrying amount of software as of July 1, 2017, is regarded as its beginning balance, and the revised accounting policy is applied prospectively from July 1, 2017.

Due to this change, operating income, ordinary income, and income before income taxes each decreased by 4,545 thousand yen each for the year ended March 31, 2018, as compared with the amounts calculated by the previous method.

3.         Notes to the nonconsolidated balance sheet

(1)             Accumulated impairment losses on property, plant and equipment

The amount of accumulated depreciation includes accumulated impairment losses of 91 thousand yen.

(2)             Short-term receivables from and payables to subsidiaries and associated companies:

Short-term receivables from and payables to subsidiaries and associated companies, other than those separately presented, that are included in other accounts are as follows:

Short-term receivables	2,196,913 thousand yen
Short-term payables	1,131,180 thousand yen

(3)             Assets pledged as collateral and secured obligations

Assets pledged as collateral

Shares of subsidiaries and associated companies	5,867,416 thousand yen
Investment securities	848,700 thousand yen

Secured obligations

Short-term loans payable	500,000 thousand yen
Current portion of long-term loans payable	212,109 thousand yen
Long-term loans payable	1,496,492 thousand yen

(4)             Guarantee obligations

The Company guarantees obligations related to real estate rentals of FRONTEO USA, Inc., a subsidiary of the Company.

FRONTEO USA, Inc.	131,238 thousand yen
(1,235,304 U.S. dollars)

(5)             Financial covenants

Of the loans payable, syndicate loan agreements entered into on July 26, 2016 and September 27, 2016,  long-term loan arrangements concluded on November 30, 2015, and a revolving credit facility agreement dated January 17, 2018, include the following financial covenants.

1)        Syndicate loan agreement entered into on July 26, 2016

Current portion of long-term loans payable	199,999 thousand yen
Long-term loans payable	666,666 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2016.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

2)        Syndicate loan agreement entered into on September 27, 2016

Current portion of long-term loans payable	60,000 thousand yen
Long-term loans payable	210,000 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2016.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

3)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	187,493 thousand yen
Long-term loans payable	1,312,455 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

4)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	126,809 thousand yen
Long-term loans payable	1,320,626 thousand yen

I.      The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year effective from the fiscal year ended March 31, 2016, of at least 75% of the larger of the corresponding amounts as of March 31, 2015, or as of the end of the preceding fiscal year.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	21,486 thousand yen
Long-term loans payable	161,148 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

6)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	85,300 thousand yen
Long-term loans payable	175,866 thousand yen

I.      The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2015.

II. The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

7)        Revolving credit facility agreement entered into on January 17, 2018

Current portion of long-term loans payable	1,000,000 thousand yen

I.      The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of the end of the preceding fiscal year or as of March 31, 2017.

II.           The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

Regarding the financial covenants from 1) through 7), the Group is experiencing events or circumstances which give rise to a going concern issue due to the fact that the Group has recorded a consolidated ordinary loss for the fiscal year ended March 31, 2018, which is the second consecutive year in which a consolidated ordinary loss was recorded, leading to a violation of financial covenants included in certain of the Group’s loan agreements.

However, as the Group maintains periodic constructive discussions with the main financing banks with which it has a close relationship, the Group believes that these banks will continue to provide support.

In the Legal Tech business, the Company expects that the measures taken during the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Company aims to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growing existing areas, such as finance and intellectual property. In the healthcare field, the Company will continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on winning joint research and/or contracted development projects. Through these measures, the Company will strive for the earliest resolution to address its current circumstances in order to continue to grow its businesses and improve its operating results and financial position.

4.         Notes to the nonconsolidated statement of income

Transactions with subsidiaries and associated companies

Net sales	402,471 thousand yen
Purchases	277,038 thousand yen
Selling, general, and administrative expenses	38,717 thousand yen
Nonoperating transactions	26,113 thousand yen

5.         Notes to the nonconsolidated statement of changes in net assets

Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	630	—	—	630

6.         Notes to deferred income taxes

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities

(Deferred tax assets)		(Unit: thousands of yen)
(1)	Current assets
	Allowance for doubtful accounts	106,486
	Enterprise tax payable	13,142
	Accrued expenses	5,731
	Other	1,739
	Subtotal	127,100
	Valuation allowance	(106,486)
	Total deferred tax assets	20,613
(2)	Noncurrent assets
	Provision for retirement benefits	11,701
	Excess depreciation	25,728
	Valuation difference on equity investments in subsidiaries and associated companies	35,736
	Asset retirement obligations	13,857
	Lump-sum depreciable assets	811
	Stock acquisition rights	8,473
	Other	6,594
	Subtotal	102,904
	Valuation allowance	(83,955)
	Total deferred tax assets	18,949
	Offset against deferred tax liabilities (noncurrent)	(18,949)
	Net deferred tax assets	—
(Deferred tax liabilities)
	Valuation difference on available-for-sale securities	(193,705)
	Asset retirement obligations	(8,343)
	Total deferred tax liabilities	(202,048)
	Offset against deferred tax assets (noncurrent)	18,949
	Net deferred tax liabilities	(183,099)

7.         Notes to related-party transactions

Subsidiaries

		Share of voting rights	Relationship			Transaction amount		Year-end balance
Type	Company name	holding (or held)	Executives	Business relationship	Type of transaction	(thousands of yen)	Account	(thousands of yen)
Subsidiary	FRONTEO USA, Inc.	Holding 100%	2 Executives	Provision of services Concurrent position Financial support Guarantees for real estate rentals (Note 4)	Receipt of royalties (Note 1)	201,392	Accounts receivable-trade	996,270
					Acceptance of services (Note 1)	267,702	Accounts payable-trade	89,711
					Advancing payments of accounts payable for other subsidiaries and associated companies	462,209	Accounts payable-other	605,123
					Advancing funds	39,957	Advances paid	219,198
					Loan of funds (Note 2)	318,720	Short-term loans	1,450,176
					Receipt of interest (Note 2)	18,328	Other current assets	83,243

Subsidiary	FRONTEO Korea, Inc.	Holding 100%	1 Executive	Provision of services Concurrent position Financial support	Receipt of royalties (Note 1)	61,921	Accounts receivable-trade	422,117
					Advancing funds	108,565	Advances paid	282,929
					Advancing payments of accounts payable for other subsidiaries and associated companies	10,475	Accounts payable-other	385,729

Subsidiary	FRONTEO Taiwan, Inc.	Holding 100%	2 Executives	Provision of services Concurrent position Financial support	Receipt of royalties (Note 1)	110,010	Accounts receivable-trade (Note 3)	199,264
					Advancing funds	475,850	Advances paid (Note 3)	646,665
					Collection of loan of funds (Note 2)	65,305	Short-term loans to subsidiaries and associated companies (Note 3)	73,724

Subsidiary	FRONTEO Healthcare, Inc.	Holding 99.8%	3 Executives	Provision of services Concurrent position	Advancing funds	43,769	Other current assets	181,672

Subsidiary	FRONTEO Communica-tions, Inc.	Holding 100%	3 Executives	Provision of services Concurrent position	Advancing funds	77,644	Other current assets (Note 3)	199,649

(Notes) Conditions of transactions and policies for determining the conditions of transactions

1.         Receipt of royalties and acceptance of services are determined reasonably based on relevant contracts.

2.         Interest rates on loans are determined reasonably based on market rates as well as interest rates on borrowings of the Company.

3.         Allowance for doubtful accounts of 346,737 thousand yen is recorded for receivables from subsidiaries.

4.         Debt guarantees have been provided for real estate rentals of FRONTEO USA, Inc.

5.         The amounts presented above exclude consumption taxes.

6.         The amounts presented above include foreign exchange gains and losses.

Officers and principal individual shareholders

Type	Company name or name of an individual	Share of voting rights holding (or held)	Relationship with related- parties	Type of transaction	Transaction amount (thousands of yen)	Account	Year-end balance (thousands of yen)
Principal officer of a subsidiary	Seitaro Ishi	(Held) —%	Board director of a subsidiary	Exercise of stock options (Note 2)	7,265	—	—

(Notes) Conditions of transactions and policies for determining the conditions of transactions.

1.         The amounts presented above excludes consumption taxes.

2.         The stock options, which were issued based on the resolution at the general meeting of shareholders held on June 22, 2012, were exercised in accordance with Article 236, 238, and 239 of Companies Act.

8.         Notes to per share information

(1) Net assets per share	182.01 yen
(2) Net income per share	7.60 yen

9.         Significant subsequent events

Disclosure of significant subsequent events is omitted here since the details are similar to those presented in “Significant subsequent events” in the “Notes to Consolidated Financial Statements” section.

Audit Report on the Consolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

June 29, 2018
To the Board of Directors of FRONTEO, Inc.:

Ernst & Young ShinNihon LLC

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Ryo Kayama

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Takuya Tanaka

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2018, of FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries, and the related consolidated statement of operations and changes in net assets for the fiscal year from April 1, 2017, to March 31, 2018, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FRONTEO, Inc. and its consolidated subsidiaries as of March 31, 2018, and the results of their operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report on the Nonconsolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

June 29, 2018

To the Board of Directors of FRONTEO, Inc.:

Ernst & Young ShinNihon LLC

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Ryo Kayama

Designated Unlimited Liability Partner,
Engagement Partner,
Certified Public Accountant:
Takuya Tanaka

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements, namely the nonconsolidated balance sheet as of March 31, 2018, of FRONTEO, Inc. (the “Company”), and the related nonconsolidated statements of income and changes in net assets for the 15th fiscal year from April 1, 2017, to March 31, 2018, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of these nonconsolidated financial statements and the accompanying supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these nonconsolidated financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the nonconsolidated financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the nonconsolidated financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the nonconsolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the nonconsolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the nonconsolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the nonconsolidated financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of FRONTEO, Inc., as of March 31, 2018, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report of the Board of Statutory Auditors

(TRANSLATION)

AUDIT REPORT

With respect to the directors’ performance of their duties during the 15th fiscal year from April 1, 2017, to March 31, 2018, the Board of Statutory Auditors has prepared this audit report after deliberations, as the unanimous opinion of all statutory auditors, based on the audit reports prepared by each statutory auditor, and hereby report as follows:

1. Method and Contents of Audit by the Statutory Auditors and the Board of Statutory Auditors

(1)             The Audit and Supervisory Board has established the audit policies in this fiscal year and audit plan, and received a report from each Audit and Supervisory Board Member regarding the status of implementation of their audits and results thereof. In addition, the Audit and Supervisory Board has received reports from the directors and the accounting auditor regarding the status of performance of their duties, and requested explanations as necessary.

(2)             In conformity with the auditing standards of Audit and Supervisory Board Members established by the Audit and Supervisory Board, and in accordance with the audit policies in this fiscal year and audit plan, each Audit and Supervisory Board Member endeavored to facilitate a mutual understanding with the directors, the internal audit group, and other employees; strived to collect information and maintain and improve the audit environment; and performed the audit by the methods below:

1)                 Each Audit and Supervisory Board Member has attended the meetings of the Board of Directors and other important meetings; received reports on the status of performance of duties from the directors and internal audit group and requested explanations as necessary; examined important approval/decision documents; and inspected the status of the corporate affairs and assets at the head office and major subsidiaries; communicated and exchanged information with the directors and the Audit and Supervisory Board Members of subsidiaries; and received reports from subsidiaries, as necessary.

2)                 Each Audit and Supervisory Board Member monitored and inspected the status of (i) the contents of the Board of Directors’ resolutions regarding the development and maintenance of a system to ensure that the directors’ performance of their duties stated in the business report complied with all laws, regulations, and the articles of incorporation of the company and other systems that are set forth in Article 100, paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act of Japan as being necessary for ensuring the appropriateness of the corporate affairs of a joint stock company (kabushiki kaisha) and the corporate group consisting of its subsidiaries, and (ii) the systems (internal control systems) based on such resolutions.

3)                 Each Audit and Supervisory Board Member monitored and verified whether the accounting auditor maintained its independence and properly conducted its audit, received a report from the accounting auditor on the status of its performance of duties, and requested explanations as necessary. Each Audit and Supervisory Board Member was notified by the accounting auditor that it had established a “system to ensure that the performance of the duties of the accounting auditor was properly conducted” (the matters listed in the items of Article 131 of the Company Accounting Regulations) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council on October 28, 2005), and requested explanations as necessary.

Based on the above-described methods, each Audit and Supervisory Board Member examined the business report and the annexed specifications thereto, accounting documents (nonconsolidated balance sheet,

nonconsolidated statement of income, nonconsolidated statement of changes in net assets, and schedule of individual notes) and the annexed specifications thereto, as well as the consolidated accounting documents (consolidated balance sheet, consolidated statement of operations, consolidated statement of changes in net assets, and schedule of consolidated notes), for the fiscal year under consideration.

2. Results of Audit

(1)  Results of Audit of Business Report, etc.

1)        We acknowledge that the business report and the annexed specifications thereto fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the Company.

2)        We acknowledge that no misconduct or material fact constituting a violation of any law or regulation or the Articles of Incorporation of the Company was found with respect to the directors’ performance of their duties.

3)        We acknowledge that the Board of Directors’ resolutions with respect to the internal control systems are appropriate. We did not find any matter to be mentioned with respect to the directors’ performance of their duties concerning the internal control systems.

(2)    Results of Audit of Accounting Documents and their Annexed Specifications

We acknowledge that the methods and results of audit performed by the accounting auditor, Ernst & Young ShinNihon LLC, are appropriate.

(3)   Results of Audit of Consolidated Accounting Documents

We acknowledge that the methods and results of audit performed by the accounting auditor, Ernst & Young ShinNihon LLC, are appropriate.

June 29, 2018

Audit and Supervisory Board Members of FRONTEO, Inc.

Standing Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kunihiro Sudo (seal)

Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Takaharu Yasumoto (seal)

Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kei Okubo (seal)

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Maps and Directions to the Venue

of the Adjourned Meeting of the 15th General Meeting of Shareholders

Shinagawa Prince Hotel, Main Tower,19th Floor

4-10-30 Takanawa, Minato-ku, Tokyo

Phone 03 (3440) 1111

Banquet Hall [Gold 19]

How to get to the venue:

•          Two minutes’ walk from the Shinkansen, JR lines, Keikyu Shinagawa Station (Takanawa Exit).

Note: Please kindly refrain from coming to the venue by car. Trains and buses are available.

You may not walk through Wing Takanawa depending on the time.